

April 17, 2015

Via E-mail
David G. Anderson, Esq.
General Counsel and Secretary
Ballantyne Strong, Inc.
13710 FNB Parkway, Suite 400
Omaha, NE 68154

> **Re:** **Ballantyne Strong, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 13, 2015**
> **File No. 001-13906**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your filing or by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and your response to these comments, we may have additional comments.

General

1. Please revise disclosure in the proxy statement as necessary to clarify, if true, that certain actions taken by the board of directors were taken by the executive committee acting on behalf of the board of directors, without the participation of Mr. Cerminara, to remove any implication that Mr. Cerminara approved the noted actions.

2. Please confirm that you have provided all disclosure required by Item 5(b) of Schedule 14A, including without limitation Items 5(b)(1)(vii) and (xii).

Who pays the expenses incurred in connection with the solicitation of proxies?, page 4

3. We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must

be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. We note, in this regard, that the March 23, 2015 press release does not appear to have been filed until April 2, 2015.

Background to Opposing Solicitation, page 5

4.   In the fifth paragraph on page 7, disclosure refers to "the Letter to Stockholders." Please clarify this reference.

Proposal One - Election of Directors, page 10

5.   Please tell us, with a view toward revised disclosure, whether there would be any effects from the election of the opposition nominees on any change of control provisions under company employment contracts, employee benefit plans, or other agreements or arrangements.

Board Committees, page 14

6.   Please disclose the Company's policies for review, approval, or ratification of transactions with related persons as required by Item 7(b) of Schedule 14A, or advise us why you believe that this disclosure is not required.

Proposal Two – Advisory Vote on Executive Compensation, page 30

7.   Please disclose that you are providing this vote as required pursuant to Section 14A of the Exchange Act. See Item 24 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
John A. Granda, Esq.
Stinson Leonard Street LLP